Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                    Three and Six Months Ended June 30, 2005,
            Compared to the Three and Six Months Ended June 30, 2004.

Overview
--------

Revenue for the quarter ended June 30, 2005 was $78.8 million and for the first six months of 2005 was $156.1 million, a decrease of $9.9 million, or 11% and $13.4 million, or 8%, respectively, compared to the same periods in 2004. Revenue for the quarter and the first six months of this year was down in both the pulp and lumber segments largely as a result of lower realized pricing for both commodities, as well as lower sales volumes. Lumber segment revenue for the quarter decreased by $6.3 million largely due to lower selling prices. Pulp segment revenue for the quarter decreased by $3.6 million due to lower sales volumes and a stronger Canadian dollar. The average exchange rate for the quarter was U.S. $0.80 compared to an average exchange rate of U.S. $0.74 for the same period last year. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 61% of our net U.S. dollar revenue for the quarter. The program's benefits amounted to $0.9 million for the second quarter and $2.8 million for the first six months of 2005, compared to $0.1 million and $2.1 million for the same periods in 2004.

Operating earnings decreased by $8.8 million, or 61% to $5.6 million for the second quarter and decreased by $13.6 million or 58% to $9.6 million for the first six months of 2005, compared to the same periods in 2004, mainly as a result of lower revenue from both segments as well as higher pulp manufacturing and freight costs. Offsetting the higher pulp costs were lower lumber duties and no profit sharing accrual based upon the financial results to June 30, 2005.

Lumber
------

Revenue from the lumber segment decreased by $6.3 million, or 14% to $37.7 million for the quarter and by $4.7 million, or 6.0% to $73.4 million for the first six months of 2005, compared to the same periods in 2004. The significant decrease at the quarter was a result of lower average revenue per unit and lower sales volumes. Our average revenue per unit in the quarter decreased by $48 per thousand, or 10% from the $493 per thousand realized in the same quarter of last year. Sales volumes were 4.5 million board feet, or 5% lower in the second quarter, compared to the second quarter of 2004, primarily due to lower production from our Boyle sawmill which returned to a two shift production schedule in 2005. Countervailing and anti-dumping duties decreased by $1.4 million in the second quarter and by $2.0 million for the first six months of 2005 compared to the same periods in 2004 mainly due to the reduction in the combined duty rates from 27.2% to 21.2% effective December 20, 2004.

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Operating earnings from the lumber segment decreased by $3.2 million to $3.6 million in the second quarter and decreased by $3.6 million to $5.6 million for the first six months of 2005 compared to the same periods last year. The decrease in operating earnings was predominately the result of lower revenue, partially offset by lower manufacturing costs and lower duties. Manufacturing cost of sales decreased by $6 per thousand board feet in the second quarter compared to the same period in 2004 primarily as a result of lower fibre costs. Lumber cost of sales reflected electricity cost benefits arising from our power purchase rights of $0.2 million for the quarter and $0.3 million for the first six months of 2005, compared to $0.3 million for the second quarter and $0.4 million for the first six months of 2004.

Pulp
----

Revenue from the pulp segment decreased by $3.6 million, or 8.3% to $39.4 million for the second quarter and decreased by $8.7 million, or 9.9%, to $79.3 million in the first six months of 2005 compared to the same periods last year, primarily due to lower realized prices from a stronger Canadian dollar. Pulp prices in U.S. dollars were similar to the second quarter prices in 2004; however, the significant appreciation in the value of the Canadian dollar in relation to the U.S. dollar in the quarter resulted in lower realized pulp prices. The negative impact of the exchange rate fluctuation was partly mitigated by our currency hedging program which resulted in benefits of $0.7 million for the quarter and $2.1 million for the first six months of the year compared to benefits of $0.1 million and $1.6 million for the same periods in 2004. Sales volumes were down in the quarter by 2,200 tonnes and for the first six months have decreased by 8,600 tonnes compared to the same periods in 2004 largely due to reduced demand from the Asian market.

Operating earnings from the pulp segment decreased by $5.9 million, or 59%, to $4.1 million in the quarter and decreased by $10.2 million, or 55%, to $8.5 million in the first six months of 2005 compared to the same periods in 2004. The decrease in operating earnings in the second quarter was largely due to lower revenue and higher freight and manufacturing costs. Freight and other selling costs were $22 per tonne higher in the second quarter compared to the second quarter of last year due to increases in freight fuel surcharges, utilization of more expensive trucking transportation as a result of a rail outage as well as a lower percentage of shipments to Asia. Pulp costs of sales increased by $29 per tonne primarily as a result of increased maintenance costs from our planned shut-down in the quarter. Pulp cost of sales continue to reflect benefits from our power purchase rights of $2.3 million in the second quarter and $4.0 million in the first six months of 2005, compared to $3.5 million and $5.4 million for the same periods in 2004.

On June 27,2005 the container truck drivers that serve the Port of Vancouver withdrew their services. As we ship a significant amount of our pulp using containers, our shipments, revenue and shipping costs may be adversely affected the longer the dispute is unresolved.

Corporate and Other
-------------------

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Revenue from corporate and other activities, which consists primarily of fees earned under management and marketing agreements with the Meadow Lake pulp mill, was relatively stable compared to the same periods in 2004. During the quarter, we entered into negotiations to amend the terms of these agreements which may result in reduced management and marketing fees in the future. Operating losses in this segment decreased by $0.3 million in the quarter and by $0.1 million in the first six months of 2005, compared to the periods in 2004. These decreases were largely a result of no accrual for the employees' profit sharing plan in 2005, partially offset by higher general and administrative costs stemming from higher salary expenses.

Financing Expenses
------------------

Financing expenses were flat in the quarter and increased by $0.7 million for the first six months of 2005 compared to the same periods in 2004. The U.S. dollar exchange rate at June 30, 2005, was U.S.$ 0.8141 compared to U.S. $
0.8245 at March 31, 2005, and U.S. $ 0.8306 at December 31, 2004. The
depreciation in the value of the Canadian dollar relative to the U.S. dollar since December 2004 resulted in a foreign exchange gain of $0.5 million on U.S. dollar cash and working capital for the quarter compared to a gain of $1.1 million for the same period in 2004, and a foreign exchange gain of $1.0 million for the first six months of the year compared to a gain of $2.5 million in the same period in 2004. Interest expense was $0.9 million lower for the first six months of 2005, due to the effect of the stronger Canadian dollar which averaged U.S. $0.81 for the first six months compared to an average of U.S. $0.75 in the first six months of 2004.

Unrealized Exchange Loss on Debt
--------------------------------

Unrealized foreign exchange loss on U.S. dollar Senior Notes amounted to $2.9 million for the quarter and $4.6 million for the first six months of 2005, as a result of the decline in value of the Canadian dollar relative to that of the U.S. dollar since the end of 2004. In 2004, unrealized foreign exchange losses on debt amounted to $6.1 million for the second quarter and $10.4 million for the first six months due to the depreciation in the relative value of the Canadian dollar since the end of 2003. These gains and losses were unrealized, had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Other (Expense) Income
----------------------

In the first quarter, we recorded a write-down in the note receivable from Meadow Lake Pulp in the amount of $2.1 million.

Income Taxes
------------

Operating results for the quarter and first six months ended June 30, 2005, were subject to income and capital taxes at a statutory rate of 40.7%. The effective tax rate for the quarter and the first six months varied significantly from the statutory rate, primarily as a result of the non-deductible portion of unrealized exchange losses on debt as well as the

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non-deductible portion of the loss on the Meadow Lake note receivable. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income tax recovery of $0.2 million, compared to large-corporations capital tax of $0.2 million and future income tax expense of $2.3 million in 2004. For the first six months of 2005, income tax expense consisted of large-corporations capital tax of $0.2 million and future income tax recovery of $0.9 million, compared to large-corporations capital tax of $0.3 million and future income taxes of $3.3 million in 2004.

Liquidity and Capital Resources
-------------------------------

For the quarter ended June 30, 2005, we generated cash of $6.2 million from operations, including changes in working capital, compared to $16.1 million for the second quarter of 2004. For the first six months of 2005, we required cash of $25.6 million for operations, compared to generating cash of $9.0 million in the same period of 2004. The significant decrease in cash from operations was largely due to weaker operating results as well as higher working capital balances.

Net capital expenditures increased by $2.4 million in the quarter and by $3.3 million for the first six months of 2005, compared to the same periods last year.

During the quarter, we declared and paid a dividend to our parent company in the amount of $15.0 million.

At June 30, 2005, we had cash of $47.5 million compared to cash of $76.6 million at June 30, 2004. An additional $47.6 million was available under our revolving credit facility, of which $3.9 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which are beyond our control.